 Exhibit 99.5

Transcript – New Services

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANT

Sandeep Dadlani

President, Global Head -- Manufacturing Retail, CPG & Logistics

Sandeep Dadlani

Good afternoon. Thank you, again. I am going to talk about how Infosys is doing something after we change my mic. Thank you. So, I am going to talk about new services.

In quarter one, our new offerings grew at more than 40% sequentially quarter-on-quarter. How wonderful would it be if new services become a majority part of Infosys business? Well, that is one of our responsibilities here. I am going to share three or four very simple to understand client stories that you will all identify with as consumers, as customers. I want you to watch for three things in these client stores. The first one is approach. We talk about being a next generation services company. Well, how did we approach those situation as a next generation services company versus a traditional company that you may be familiar with, a competitor or a want to be. The second thing I wanted to look for is the agility. No project that I will talk about lasted more than six weeks, six week projects. And how much money that they make, we will discuss that, but only six weeks projects. So, the agility part of it. The third thing, I want you to watch for is the same Infosys consultant who goes in for a traditional project, when he or she goes in for a new services project how powerful she becomes amplified with Infosys software.

So the approach, the agility and the amplification, these three things.

Let us start with the first project. Safe Harbor. Aimia is a company that runs the world’s best loyalty programs. So, if you go to the UK half of the households in UK have a Nectar card. In fact, in India they run loyalty programs for Axis Bank, they run the loyalty programs for Taj Hotels. So, the board of Aimia approached us and said, we want to take part in the India’s e-commerce revolution. How can we get a piece of this action? $20 bn being spent on e-commerce in India, Flipkart, Amazon, Snapdeal all of you shop on these websites, how do we get a piece of that action? What kind of business plan should we make?

So, we got all of them to Bangalore. Set up a three-day Design Thinking workshop, invited all the local start-ups, e-commerce companies, even consumers who shop. They wanted to get 25 to 30 year old consumers who are upwardly mobile, who shop, we have plenty of those in our campus. So, they all came in for the Design Thinking workshop. Three days later their business plan was ready, this is how we will penetrate India. We will crate and aggregate loyalty site nectar.in and we will have consumers come in here to shop across 30 mn skews, they can shop for items that are available on Flipkart, on Amazon, on Snapdeal, but they will get a better price here, they will get a better assortment here and they will earn loyalty points here for future shopping needs. And the platform they choose, and I am very proud about this, was Skava. Skava is an acquisition that Infosys did. In fact, Ritika and I had read this due diligence in April 2015, it is one of our most successful acquisition. Somebody had asked a question about acquisitions.

Skava gave an e-commerce experience that is extremely superior, now let me bring that to life. When you go to a shopping site and click and then, let's say, you want to buy men’s shirts, dress shirts, you have categories like that, right. On this website and you can access it now. You can go to nectar.in and search for whatever you are looking for, this is the fastest search engine in the world, the best search engine in the world. And if you look for a category like I am looking for a particular type of dress shirt, the drop down categories will adjust dynamically, it is a responsive website, it also adjusts to any form factor that you personally are looking at. It is a superior e-commerce experience enabled by Skava. Aimia launched this website and has been driving up many, many consumers in India in the last few months. But this is not all that Skava does, this is just one illustration.

I would like to play a video on Skava to bring to light the other things that Skava does along with us. Please watch.

(Audio-Video Presentation)

I like the next example, this is a large retailer, let us just say a very large retailer who has shared services operations, had a part which looked like a room like this, there are 75 people in the room and all that the 75 people did was take supplier calls. This retailer has 17,000 suppliers, each one calling saying, you have paid me short than what I had invoiced you. And those 75 individuals in that room used to open up the invoicing system, open up the purchase order system, open up the shipping details and just validate whether they had paid right. And then they would say on the phone, Sir, you are right, I paid you short, now let me print a credit memo and give it to you. Each transaction like that took more than four minutes and this retailer called us saying can you do something.

Now, a traditional services firm would use traditional business process outsourcing, I can do this cheaper from India, from China, I can use an onsite option, that is the traditional way of doing it. Infosys walked in powered by a platform, a software called AssistEdge. AssistEdge, in six weeks transform that room into 25 people, first of all. So, there was 50 people less and the same job was getting done. Rest of the job was not off-shored, it was eliminated. So, if ever you thought about the first arbitrage being off-shoring, well this is the second arbitrage, a much bigger arbitrage eliminating the work completely. AssistEdge configured all the repetitive work, it was not cognitive or as Vishal said not mental, it was repetitive, it was absolutely codeable and AssistEdge configured it in weeks. In six weeks the client dropped costs by 60% - 70%. But that is not the point, it was not the cost part. The more important part was the average handling time for each case came down to one minute, the backlog of suppliers calling them dramatically went down and the processing capacity of that shared services center went up. This is the power of AssistEdge.

Let me share one more short story on AssistEdge. Vodafone in New Zealand, how many of you liked to hear a down under accent from New Zealand. Can you understand the New Zealand accent? Yes, no? You should try it. I will shortly play a video on it. Vodafone New Zealand has 2 mn subscribers doing the broadband, mobile, fixed line, etc. But Vodafone New Zealand was brought up through acquisition, so they have three customer billing systems. Which means when you call saying I am moving my home just change my landline, it will take them an average of 37 minutes, they have to navigate through one system, find your account, navigate through the other system, find your billing details, the services you use and so on.

What is the right solution? A traditional services firm will say, you need a unified CRM and sir, it will take you a five-year transformation road map to drive that unified CRM. What did Infosys do? Please watch. Please play the video.

(Audio-Video Presentation)

My next and last story is on Mana. Something very exciting for us. This is an American large industrial conglomerate, they manufacture batteries, HVAC systems, and electronics and so on. They have a 170,000 employees, so this is a large company, over 1,300 locations. What is the traditional thing most services companies do in this kind of place, find out the IT shop and figure out how much can be off-shored? Well, that is all gone. This company has completely optimized their IT spend, they have off-shored very well, they use great productivity tools and so on. But they still have a problem, they have a cost savings challenge, they also have a lot of issues coming out of IT, critical business stability issues coming out of IT.

So, this company asked us for a platform on their automation journey. So, this is a pure platform sale. Mana was sold an enterprise license here. The first thing we did with Mana was quickly get the quick wins out, the small L1, L2, tickets that Ravi talked about earlier, job monitoring, server monitoring, alert monitoring, very repetitive tasks, etc, that was a quick win, that was within days. We ingested all possible sources of data from the enterprise, about 2 mn records of data from a 100-plus sources, tickets, source codes, key strokes, infrastructure logs, error logs, etc. And then we started looking at more sophisticated L3 work, where now this is cognitive or mental work, you start thinking about diagnosing what is the problem, which applications are causing the problem, which processes are causing the problem and started finding causes to that.

That showed that of all the 350,000 incidents that were created, incidents mean breakdowns. Of all the 350,000 breakdowns that are created, more than 250,000 could either be predicated, automated, eliminated. That means a huge deal for the smooth functioning of the company; forget about cost, this is about smooth streamlined operations. We did not stop there, we used some natural language programming, and Sudhir can explain more about what that is, to mind the comments made in the tickets that we had created and then start thinking about patterns as to what events happen even before a ticket is raised, even before a break down happens, so you can start predicting breakdowns before they happen. That is a very interesting story, if you can start predicting what happens, well, you can guess what the Infosys stock will be tomorrow, that was a joke.

The next thing we did was apply Mana to their core enterprise licenses. Sorry, tomorrow markets are closed, right, that is why it was joke. My CFO pointed out that tomorrow the markets are closed. Then we started putting Mana on their license, so on the messaging platform, on the integration platform we found that they were paying for a messaging license that was pay-per-use but they were not using most of the license; that is $2 mn of savings right there. Now we are putting Mana on end-to-end on their SAP system, ERP systems to track business processes and predict business processes end-to-end. Overall, in a few weeks, actually six weeks again, ironically, we have uncovered a business case for savings more than $21 mn for this enterprise and that with six weeks of Mana.

Let me review some credentials for Mana, you can ignore the up here, it is just meant to intimidate you. This is Syngenta, one of the clients who were the first adopters of Mana, they have used it across the enterprise now with great success. Johnson Controls, another company that has adopted Mana very well.

To summarize, the new Infosys approaches every engagement with this software amplified approach, with agile projects with delivering results every six weeks or less and with every Infosys consultant practically becoming an Iron Man armed with software.

Thank you very much.